TCW Alternative Funds

865 South Figueroa Street, Suite 1800

Los Angeles, CA 90017

(213) 244-0000

May 13, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	TCW Alternative Funds

File Nos. 333-203058 and 811-23025

Ladies and Gentlemen:

On March 27, 2015 and May 7, 2015, respectively, TCW Alternative Funds (the “Registrant”) filed its registration statement on Form N-14 (the “Registration Statement”) and Pre-Effective Amendment No. 1 to the Registration Statement relating to the proposed reorganization of the RiverPark/Gargoyle Hedged Value Fund into the TCW/Gargoyle Hedged Value Fund.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant and its undersigned distributor hereby request the acceleration of the effective date of the Registration Statement, as amended, so that it may be declared effective at 4:00 p.m., Eastern Time, on Friday, May 15, 2015, or as soon as practicable thereafter.

The Registrant acknowledges the following: (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TCW Alternative Funds		TCW Funds Distributors, as principal underwriter of shares of the Registrant

By:	/s/ David S. DeVito	By:	/s/ Joseph T. Magpayo
	David S. DeVito		Joseph T. Magpayo
	President and Chief Executive Officer		Managing Director